Exhibit 99.1

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               ELBIT MEDICAL IMAGING LTD. ANNOUNCES RESULTS OF ITS
                             ANNUAL GENERAL MEETING

      Tel-Aviv, Israel - December 29, 2005 - Elbit Medical Imaging Ltd. (NASDAQ:
EMITF) (the "Company") today announced that at its Annual General Meeting of shareholders, held today at the Company's offices in Tel-Aviv, Israel, all the proposals set forth in the Company's proxy statement dated December 7, 2005 sent in connection with the aforementioned meeting were approved by the required majorities.


About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through its subsidiary, Elscint Ltd.; and (iii) research and development in the image guided focused ultrasound activities through its subsidiary, InSightec - Image Guided Treatment Ltd.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, risks related to the proposed merger of EMI and Elscint such as a failure to successfully integrate the two companies or realize the expected benefits from the proposed merger, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, EMI's Form F-4 Registration Statement filed with the Securities and Exchange Commission on September 1, 2005 and Form 20-F Annual Report for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005.

For Further Information:
Company Contact                          Investor Contact
Shimon Yitzhaki                          Kathy Price
Elbit Medical Imaging Ltd.               The Global Consulting Group
(972-3) 608-6000                         1-646-284-9430
syitzhaki@europe-israel.com              kprice@hfgcg.com
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